UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Quinn's Holdings LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      November 2014

Physical address of issuer
90 Dayton Ave, Ste. 88, Passaic, NY 07055

Website of issuer
www.mightyquinnsbbq.com

Current number of employees
94

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,040,349	$7,291,893
Cash & Cash Equivalents	$667,363	$1,220,381
Accounts Receivable	N/A	N/A
Short-term Debt	$653,958	$657,015
Long-term Debt	$2,223,870	$2,377,004
Revenues/Sales	$18,010,444	$18,442,226
Cost of Goods Sold	$6,315,645	$6,838,768
Taxes Paid	$0.00	$3,715
Net Income	($3,231,543)	($2,350,538)

The above reflects the consolidated financials of Mighty Quinn's Holdings LLC and subsidiaries: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC.

EXHIBITS
EXHIBIT A: Annual Report

EXHIBIT A

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

June 12, 2020

Mighty Quinn's Holdings LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Mighty Quinn's Holdings, LLC
90 Dayton Ave, Ste. 88
Passaic, NJ 07055\
www.mightyquinnsbbq.com

This Annual Report is dated June 12, 2020

BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's"), is a Delaware Limited Liability Company formed in November 2014, and is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises.   The Company is located at 90 Dayton Ave, Ste. 88, New Jersey 07055.   The Company's website is www.mightyquinnsbbq.com.

Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently nine corporate locations, licensed locations in Yankee Stadium and Madison Square Garden, and a 12-unit, franchisee-contracted development pipeline.

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 50% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu.

Being successful in today's dining market means meeting guests where they want to be served, optimizing operations for a growing digital sales channel, cultivating a welcoming environment, and pursuing environmentally sustainable business practices wherever possible. Mighty Quinn's started as a food-focused passion project and has grown into a brand that we believe has the tools to successfully compete in the $50 billion fast casual segment.

Competitors and Industry

We compete in the fast-casual restaurant market, which includes major companies worldwide, as well as smaller industry participants. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than us.

Current Stage and Roadmap

Our business has been severely impacted by the COVID-19 pandemic causing us to rely solely on take-out and delivery and the closure of, several restaurants. See "Risk Factors - ***Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business***."

Prior to the COVID-19 closures there were 13 Mighty Quinn's in operation, including 2 locations in Manhattan's Madison Square Garden and one location in Yankee Stadium. In traditional formats, Mighty Quinn's services a lunch and dinner daypart with average check size ranging from $15.00-$28.00 serving up a menu of authentic slow smoked barbeque paired with chef driven sides and a craft beer selection. Our service style is fast casual and we derive and increasing percentage of our business from order ahead and delivery channels.

Litigation

On June 20, 2019 a complaint was filed in the Southern District Court of New York against one our subsidiaries, CMH BBQ Holdings LLC, alleging that the Company's restaurant location at 103 2nd Ave was not compliant with ADA accessibility standards. The Company believes it has adhered to ADA best practices in this matter. The case is ongoing.

On January 14, 2020 a complaint was filed in the Southern District Court of New York against one of our subsidiaries, Battery BBQ LLC, alleging that the Company's website was not compliant with ADA accessibility standards. The Company maintains an accessibility policy for its website and believes it has adhered to ADA best practices in this matter. The case is ongoing.

In 2018 the Company received a letter from a plaintiff attorney alleging that the Company's tip pooling methodologies may not have been in compliance with regulatory requirements. The Company has been cooperative in disclosing the employee payment details related to this claim and we are currently in settlement discussions in regard to this matter but there is no guarantee that a settlement will be successfully reached.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described.

Risks Related to the Company's Business and Industry

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued stay-at-home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19 which are only now being scaled back. Additional, more restrictive proclamations and/or directives may be issued in the future. Our business has been severally impacted by the COVID-19 pandemic. Local government mandates forced Mighty Quinn's to close its dining areas and solely focus on take-out and delivery sales which led to a decrease in overall sales. In addition, several restaurants have been closed and there is uncertainty as to which locations may be able to reopen when restrictions are lifted. There is currently no specific date provided by local governments as to when restrictions will be lifted or the specific limitations that will be imposed on occupancy and social distancing that will limit the number of diners in our restaurants. The ultimate impact of the COVID-19 pandemic on our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or we, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but our business, financial condition and results of operations may be adversely affected in a material respect.

The development and commercialization of the Company's products and services are highly competitive. The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would

adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses could increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of 2021, the cash burn rate could increase to promote revenue growth, further develop R&D, and fund other Company operations and obligations after the raise. Doing so could require significant effort and expense, may not be feasible or may require additional capital, which may or may not be available when and if needed.

The Company has incurred losses in its recent fiscal years and anticipates that it will continue to incur losses for the foreseeable future. We are a development stage company with a limited operating history, and we may continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the various risks and uncertainties associated with our business activities, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have financed our operations and internal growth primarily through private placements of equity and convertible debt, as well as our bank financings.

The Company's business model is capital intensive and we need to raise additional capital. The amount of capital the Company raised in its recent Convertible Note financing is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to those amounts previously raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets.

The Company projections of aggressive growth may not be realized. If assumptions underlying projections are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Restaurant ventures are risky and have a high failure rate. New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that the Company has projected may not be realized. If the Company is unable to attract diners, reach its target average ticket size, or runs into other unforeseen challenges, Mighty Quinn's may be unable to meet its projections, resulting in investors failing to recoup their initial investment, be paid smaller than expected returns, and may result in some of the Company's restaurants closing. The Company's ability to operate any new restaurants profitably will depend on many factors, some of which are beyond its control, including:

- consumer awareness and understanding of its brand;
- general economic conditions, which can affect restaurant traffic, local labor costs, and prices for food products and other supplies;
- changes in consumer preferences and discretionary spending;
- difficulties obtaining or maintaining adequate relationships with distributors or suppliers;
- increases in prices for commodities, including proteins; and
- other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on its restaurant locations located in the New York metropolitan area. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company intends to grow, in part, through the sale of franchised locations and no assurance can be given that we will be successful in these efforts. We currently anticipate increasing the number of our restaurants through the

sale of franchised locations throughout the United States. These efforts and our performance depend, in part, upon (i) our ability to attract and retain qualified franchisees and (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing. If franchisees do not adequately operate or manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. Additionally, the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with the law or our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If we are unsuccessful in these efforts, our results of operation will be adversely affected and our financial projections will suffer.

The Company could face liability from or as a result of our franchisees. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. All such legal actions not only could result in changes to laws, making it more difficult to appropriately support our franchisees and, consequently, impacting our performance, but, also, such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profits and relationships with our franchisees. In addition, other regulatory or legal developments may result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profits.

The Company depends on its Co-CEO's and Pitmaster, the loss of any of whom could materially harm the business. The Company relies upon the accumulated knowledge, skills and experience of its owners, executives and key employees. If any of those individuals were to leave or become incapacitated, the Company might suffer in its planning and execution of business strategy and operations, impacting the brand and financial results.

The Company is currently managed by two of its members and has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Compliance with and changes in employment laws or regulation could harm our performance or cause the Company to be subject to litigation. Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, tip allocations, paid time off, family leave mandates, work scheduling, healthcare reform, unemployment tax rates, notice of pay disclosures, workers compensation rates, citizenship requirements and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. Complying with this regulatory landscape subjects us to additional expense and exposes us to liabilities from claims for non-compliance. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

In 2018 the Company received a letter from a plaintiff attorney alleging that the Company's tip pooling methodologies may not have been in compliance with regulatory requirements. The Company has been cooperative in disclosing the employee payment details related to this claim and we are currently in settlement discussions in regard to this matter but there is no guarantee that a settlement will be successfully reached.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to or make reasonable accommodations for disabled persons. In addition, there are evolving requirements and protocols

for customer facing websites to comply with ADA best practices. The Company's efforts to stay in compliance with these changing protocols could fall short and may expose it to the risk of litigation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the restaurants may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, negative publicity could reduce sales at the restaurant. The Company may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of the Company's or its suppliers' food processing and other policies, practices and procedures, employee relationships and welfare or other matters. Negative publicity may adversely affect the Company, regardless of whether the allegations are valid or whether the Company is held to be responsible. In addition, the negative impact of adverse publicity relating to another restaurant owned by the same holding company may extend beyond the restaurant involved, especially due to the high geographic concentration of the holding company's restaurants, to affect some or all of its other restaurants, including franchised restaurants. A similar risk exists with respect to food service businesses unrelated to the Company, if customers mistakenly associate such unrelated businesses with the Company's operations. Employee claims based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect the Company and divert its financial and management resources that would otherwise be used to benefit the future performance of its operations.

The Company is vulnerable to changes in consumer preferences and economic conditions that could harm its business, financial condition, results of operations and cash flow. Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and the Company's locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm the business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard barbecue favorably or that the Company will be able to develop new menu items that appeal to consumer preferences. The business, financial condition, and results of operations depend in part on the Company's ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the Company's liquor and food service licenses and, thereby, harm its business. The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits, and approvals could adversely affect the Company's operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a Company's conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the Company's restaurant, which would adversely affect their business. Alcoholic beverage control regulations generally require restaurants to apply to a state authority and/or county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the Company's business, financial condition, or results of operations.

The Company's insurance policies may not provide adequate levels of coverage against all claims. We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations. We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

The Company currently has approximately $2,432,173 in secured debt as of December 31, 2019. The terms of this debt (sometimes referred to herein as the "Bank Loan") requires the Company to dedicate a substantial portion of its cash flow from operations (approximately $30,000 per month currently) or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Bank Loan provide that upon any event of default, the Lender may declare all or any portion of the Bank Loan to be immediately due and payable. One of the Events of Default under the Bank Loan is a general inability to pay its debts. The outstanding principal balance and accrued interest of the Bank Loan is secured by a lien and security interest on the Company' assets and income generated by the Company and is personally guaranteed by certain managing members. See Note 6 of Exhibit A: Financials for more detail.

Specifically, the Bank Loan includes a $1,000,000 revolving line of credit which was entered into in November 2017 (the "Revolving Credit Line") which can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of its leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 5.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $400,000 as of December 31, 2019 and 2018, respectively. For the years ending December 31, 2019 and 2018, interest expense on the Revolving Line of Credit was $16,896 and $3,400, respectively.

In addition, on September 20, 2018, the Company entered into an equipment loan with another lender (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $46,655 and $56,672 as of December 31, 2019 and December 31, 2018, respectively, and interest expense on expense on the Equipment Loan was $4,681 and $1,737 for the years then ended.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan matured in December 2019. Borrowings under the Auto Loan were $0.00 and $7,661 as of December 31, 2019 and 2018, respectively. Interest on the Auto Loan is fixed at 3.9%. For the years ended December 31, 2019 and 2018, interest expense on the Auto Loan was $177 and $470 respectively. The Auto Loan is no longer outstanding.

The Company is also subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line. The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018 or December 31, 2019. On May 15, 2019 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2018 and on April 16, 2020 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2019. No assurance can be provided on whether the Company will meet the financial covenants for subsequent periods. In the event these financial covenants are not met for subsequent periods, the Company will seek waivers from the Lender and no assurance can be given that such waivers will be granted. If such waivers are not granted, the Lender may elect to accelerate payments under the Bank Loan at such time.

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

The Company has one major vendor that is relies upon. The Company had one vendor that accounted for approximately 71% and $4,484,125 of the cost of sales for the year ended December 31, 2019. The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December

31, 2018. The Company expects to maintain the relationship with this vendor. Failure to maintain this relationship in a satisfactory manner may result in a material adverse effect on the Company's operations. As of December 31, 2019, and 2018 the Company has not experienced any losses resulting from these concentrations, respectively.

The Company has not prepared any audited financial statements. Although we believe that our books and records are satisfactorily maintained, the financial statements annexed to this Annual Report have not been audited, which could adversely affect your ability to evaluate our business and future prospects. These financial statements may be subject to significant adjustments upon the completion of an audit conducted in accordance with generally accepted accounting principles. No such audit of our financial statement is planned.

The Company is a holding company and its only material assets are its ownership interests in its subsidiaries. The subsidiaries include: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The disclosures contained in this document are subject to change over time. Certain disclosures in this document are not based on historical facts but represent the management's current expectations and estimates about the Company, the Company's industry segment and management's present beliefs and assumptions about the Company's operations and potential growth plans. These disclosures are subject to change over time due to changes in our business, if any, and any changes that are outside of our control, such as changes to market trends, regulations affecting us, our customers or their customers, economic conditions and other things that may have an implication on the way we conduct our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Please see the financial information listed on the cover page of this Form C-AR as Exhibit A to this Annual Report C.

Operations

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

Results of operations

Revenue

Revenue for fiscal year 2019 was $18,010,444 as compared to $18,442,226 for fiscal year 2018 or a decrease of 2.3%. We attribute the decrease in revenue to a slight same-store sales increase in our core stores, offset by a sales reduction at our two mall-based locations, franchise development fees booked in 2018 that did repeat in 2019 and a decline in our commissary revenue.

Cost of goods

Cost of goods was $6,315,645 in 2019 compared to $6,838,768 in 2018.

Gross margins

Our gross margins improved to 64.7% (2019) from 62.4% (2018). We attribute the improvement to continued efficiencies realized in our commissary production and the transition to lower cost paper goods.

Expenses

The Company's labor expense as a percentage of sales increased to 25.4% (2019) from 24.7% (2018) which was primarily driven by the increase in New York City minimum wage from $13.00 to $15.00 per hour in 2019. Outside ordering and delivery fees increased to $1,405,496 (2019) from $1,067,256 (2018) as third party delivery sales channels, and the associated sales commission expense, increased year over year.

Net Loss

Net loss for fiscal year 2019 was $3,231,543 as compared to $2,350,538 for fiscal year 2018 or an increase of 37.5%. We attribute the increase in net loss primarily to the accrual of litigation related settlement expenses and the increase of outside ordering and delivery fees.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash and cash equivalents of $667,363. During the first 5 months of 2020 the Company raised an additional $607,850 through a convertible debt financing. The Company currently does not have any additional outside sources of capital other than the proceeds from the most recent debt financing.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The financial statements attached as Exhibit A are an important part of this Form C-AR and should be reviewed in their entirety.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Micha Magid	Co-Founder, Co-CEO	Co-Founder and Co-CEO of Mighty Quinn's BBQ (finance and marketing)
Christos Gourmos	Co-Founder, Co-CEO	Co-Founder and Co-CEO of Mighty Quinn's BBQ (operations and training programs)
Hugh Mangum	Co-Founder, Pitmaster	Co-Founder and Pitmaster of Mighty Quinn's BBQ (chef and pitmaster)

Micha Magid, Co-Founder & Co-CEO

Micha spent over 10 years on Wall Street before becoming a founding member of Mighty Quinn's BBQ. He brings a financial and marketing background to the company, where he oversees those divisions as well as the franchising program. Prior to Mighty Quinn's, Micha was a founding investor and adviser to a consumer spirits brand which had a successful exit in 2018. As part of that journey Micha recognized how the development of a brand needed to evolve with consumer tastes. Recognizing the lack of great BBQ options in urban areas,

including NYC, Micha and his partners set out to satisfy this demand with a brand that could deliver consistency, freshness and craveable food through a model that could scale beyond one restaurant. Micha studied finance and international business at the Stern School of Business at New York University.

Christos Gourmos, Co-Founder & Co-CEO

Christos grew up in the restaurant industry starting with his family's dining business and later moving on to develop one of the largest and most successful catering halls in New Jersey. Christos currently oversees all operations at Mighty Quinn's and is responsible for the crafting and implementation of the company's training programs. He has also built the Mighty Quinn's vendor network, which will serve our national franchisees. Christos believes that serving great food isn't enough and that for every dining experience to be a memorable one, a restaurant must deliver consistent hospitality. He has made great customer service a focus point for the team and a hallmark of the Mighty Quinn's experience.

Hugh Mangum, Pitmaster, Co-Founder & Pitmaster

Hugh is the Chef and Pitmaster of Mighty Quinn's and has spent the majority of his professional life working in and developing his culinary skills. Before becoming a go-to source for the current BBQ renaissance, Hugh worked for esteemed chefs like Jean George Vongerichten and later went on to become an on air resource for various television projects including Beat Bobby Flay, Firemasters, and Chopped! Hugh believes that cooking in its purest form should start with all-natural ingredients and that the freshness of quality products should be the basis for great food. He learned his smoking skills from his Texan father and used the basis of that BBQ'ing lineage to craft the recipes that are used today on the Mighty Quinn's BBQ menu.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Percentage of Company Owned	Voting rights	Anti-Dilution Rights	Other material terms
Class A Membership Interests	82.4%	YES	NO	See "Our Securities" below.
Class B Membership Interests	9.2%	YES	NO	See "Our Securities" below.
Class C Membership Interests	8.4%	YES	NO	See "Our Securities" below.

During the year ended December 31, 2017, $3,000,030 was contributed by the Company's members as a capital contribution. These capital contributions were made to support ongoing operations and for further expansion of its restaurants and franchises throughout the United States.

The Company has the following debt outstanding as of December 31, 2019:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Notes	Multiple	$710,000	10%	N/A	N/A	12/31/2021	N/A
Bank Loan	ConnectOne Bank	$2,432,173	4.5%	Yes	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members	8/1/2026	N/A
Revolving Credit Line	ConnectOne Bank	$400,000	4.75%	Yes	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members	11/6/20	N/A
Equipment Loan	Navitas Credit Corp	$46,655	9%	Yes	N/A	9/20/23	N/A

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Micha Magid and Christos Gourmos.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christos Gourmos	Class A	35.43%
Micha Magid	Class A	33.95%

PREVIOUS OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	May 31, 2017	4(a)(2)	Preferred Equity	$3,000,000	Working capital
Series B	May 2019	506(b)	Convertible Notes	$710,000	Working capital
Series B	April 2020	4(a)(6)	Convertible Notes	$607,850	Working capital

OUR SECURITIES

Membership Interests

There are three classes of membership interests; Class A, Class B and Class C. The holders of the Class A membership interests own in the aggregate 82.4% of the issued and outstanding membership interests of the Company, the holders of the Class B membership interest 9.2% and the holders of the Class C membership interests 8.4%

Distributions. Distributions out of the Company's Available Cash (as defined in it operating agreement) shall be made as follows: to the Members *pro rata* based on the Percentage Interests as defined in it operating agreement), except in the case of any liquidation, dissolution, winding up, a sale of all or substantially all of the assets of the Company, or consolidation or merger of the Company in which the Members do not continue to hold at least fifty percent (50%) of the total interest in the successor entity, in which case all Company assets shall, after the Company's debts and creditors are satisfied, first be paid back to the Class C Members until each Class C Member has been paid an amount equal to one hundred percent (100%) of its total Capital Contribution, then to the Class A Members until each Class A Member has been paid an amount equal to one hundred percent (100%) of its total Capital Contribution, and thereafter the balance of any remaining proceeds shall be distributed *pro rata* to the holders of Class A , Class B, and Class C membership units according to their Percentage Interest in the Company.

Sale by Members; Right of First Refusal

If any Member wishes to transfer all or a part of its membership interest directly or indirectly pursuant to a bona fide, arms-length offer, unless such purchaser is an affiliate of the transferring Member, the selling member shall, first give the Managing Members no less than thirty (30) days' advance written notice of the selling member's intention to sell the subject membership interest. If the Managing Members do not purchase the offering interests then the Company, followed by the Class A members may purchase the offered interests.

Drag-Along Rights.

In the event that fifty percent holders of (50%) or more of the percentage interest in the Company is to be sold for consideration by one or more Members in the same transaction or related transactions, with the unanimous written consent of the Managing Members, and to a third party in accordance with the applicable provisions of this Agreement, then the transferring Member(s) may, at its/their option, require that each remaining Member of the Company sell one hundred percent (100%) of their percentage interest in the Company to the third party on the same terms and conditions of the transferring Member's sale of its Membership Units to the third party, provided that certain conditions set forth in the operating agreement are met.

Convertible Notes

Conversion

The Convertible Notes are convertible in the following circumstances:

- Once a "qualified equity financing" occurs (in essence, an equity financing of membership interests resulting in aggregate gross proceeds of not less than $3,000,000), the Notes will automatically convert into the type of equity securities sold in the qualified equity financing.
- If the maturity date is reached, the Note holders will have the option to convert into a new class of common membership interests ranking junior to the current outstanding membership interests in the Company.

Conversion price

The conversion price of the Convertible Notes is:

- In the event of a qualified equity financing, the Notes will convert into a yet to-be-determined class of membership interests based on a formula factoring in a valuation cap of $40,000,000 (the "Target Valuation") and a discount of 20% to the equity sold in such financing, as specifically described in the Convertible Promissory Note; or
- In the event the Convertible Notes reach their maturity date, investors may elect to convert the Convertible Note into a new class of common membership interest ranking junior to certain outstanding membership interests in the Company at the Target Valuation Price (i.e., the Target Valuation divided by the Fully Diluted Capitalization (as defined in the Note).

If there is a Sale Event (as defined in the Note) that occurs before a qualified equity financing or the maturity date, investors will receive a payment equal to the greater of (x) 150% of their Balance or (y) the amount they would have been entitled to receive if immediately prior to the consummation of such transaction, the Balance had converted to membership interests at the Target Valuation Price (as defined in the Note).

Interest Rate

Until the earlier of the qualified equity financing, the maturity date of the Convertible Note, or the Sale Event, the Convertible Note accrues an annual interest rate of 10%.

What it means to be a minority holder

Investors who are a minority holder will have limited ability, if at all, to influence our policies or any other company matter, including the election of managers or officers, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional equity securities. In other words, when the company issues more equity, the percentage of the company that investors own will decrease, even though the value of the company may increase. Investors will own a smaller piece of a larger company. This increase in number of equity securities outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel

investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred interest or warrants) into equity securities. If we decide to issue more equity securities, an investor could experience value dilution, with each existing equity interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more equity in a "down round," meaning at a lower valuation than in earlier offerings.

If investors are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. In addition, while the securities may legally be able to be transferred, investors may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted no related person transactions with related persons during the period covered by this report. .

OTHER INFORMATION

Bad Actor Disclosure

None.

Compliance Failure

We have not previously been subject to the ongoing requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Micha Magid
_____
(Signature)

Micha Magid
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Micha Magid
_____
(Signature)

Micha Magid
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

06/12/2020
_____
(Date)

/s/Christos Gourmos
_____
(Signature)

Christos Gourmos
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

06/12/2020
_____
(Date)

EXHIBIT A

FINANCIAL STATEMENTS

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Members
Mighty Quinn's Holdings LLC and subsidiaries
New York, NY

We have reviewed the accompanying consolidated financial statements of Mighty Quinn's Holdings LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, members' equity (deficit) and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

977 North Broadway ● North Massapequa, NY 11758 ● Ph: (516) 541-0022 ● Fax (516) 541-7760

__Hours and wages claim litigation__
As discussed in Note 11 to the consolidated financial statements, the Company is a defendant in an hours and wages claim litigation.

__Going Concern__
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has been suffering recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and their plans regarding these matters are described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

__Change in Accounting Principle__
As discussed in Note 2 to the consolidated financial statements, Management has adopted the requirements of Financial Accounting Standards Board Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers, creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition.

Our conclusion is not modified with respect to these matters.

Perlson LLP

North Massapequa, NY
May 13, 2020



MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS

Cash	$	667,363
Credit card receivable		42,903
Outside ordering receivable		122,172
Royalties receivable		5,100
Inventory		442,702
Prepaid expenses		155,159
Loan receivable		50,000
Other assets		116,570
TOTAL CURRENT ASSETS		1,601,969

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,671,402	3,786,341
Security deposits	465,266
Deferred tax asset	99,816
Trademarks	63,719
Intangible assets, net of accumulated amortization of $10,348	23,238
TOTAL ASSETS	$ 6,040,349

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	1,876,618
Sales tax payable		111,279
Gift card payable		47,937
Tips payable		13,506
Catering deposit payable		11,085
Deferred franchise and restaurant development fees		45,235
Equipment loan payable		10,873
Bank loan payable		244,085
Line of credit		400,000
TOTAL CURRENT LIABILITIES		2,760,618

Bank loan payable, net of current portion	2,188,088
Convertible note payable	710,000
Deferred rent	476,615
Deferred franchise and restaurant development fees, net of current portion	165,478
Equipment loan payable, net of current portion	35,782
TOTAL LIABILITIES	6,336,581
MEMBERS' EQUITY (DEFICIT)	(296,232)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 6,040,349

See accompanying notes and independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Sales	$	17,877,262
Franchise and area development fees		89,974
Royalty revenue		43,208
TOTAL REVENUE		18,010,444
COST OF SALES		
Inventory, beginning		416,399
Purchases		6,341,948
Less: inventory, ending		(442,702)
COST OF SALES		6,315,645
GROSS PROFIT		11,694,799
OPERATING EXPENSES		
Salaries		5,395,995
Rent		2,623,745
Outside ordering and delivery fees		1,405,496
Depreciation and amortization		781,885
Management fees		356,882
Payroll taxes		574,319
Utilities		438,249
Restaurant supplies		411,072
Insurance		266,110
Repairs and maintenance		225,784
Credit card fees		289,387
Professional fees		336,399
Dues and subscriptions		210,328
Travel		162,591
Advertising and promotions		119,860
General and administrative expense		78,039
Disposal fees		95,690
Fees and permits		43,499
Outside services		18,621
Bank service charges		23,811
Meals and entertainment		11,183
Automobile expense		11,923
TOTAL OPERATING EXPENSES		13,880,868
LOSS FROM OPERATIONS		(2,186,069)
OTHER INCOME AND (EXPENSES)		
Interest income		19,281
Interest expense		(179,571)
Lease termination fee		(150,000)
Litigation expense		(835,000)
OTHER INCOME AND (EXPENSES), NET		(1,145,290)
LOSS BEFORE BENEFIT FOR INCOME TAXES		(3,331,359)
BENEFIT FOR INCOME TAXES		99,816
NET LOSS	$	(3,231,543)

See accompanying notes and independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, January 1, 2019	$ 2,940,998
Adoption of ASC 606 (1)	(5,687)
Adjusted balance, January 1, 2019	2,935,311
Net loss	(3,231,543)
Balance, December 31, 2019	$ (296,232)

(1) Refer to Note 2 for more information.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(3,231,543)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization		781,885
Deferred tax asset		(99,816)
Changes in operating assets and liabilities		
(Increase) decrease in operating assets		
Credit card receivable		7,215
Outside ordering receivable		20,441
Royalty receivable		14,969
Inventory		(26,303)
Prepaid expenses		40,923
Security deposits		19,856
Intangible assets		(2,540)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		1,247,957
Deferred franchise and restaurant development fees		105,026
Deferred rent		75,108
Gift card payable		6,301
Sales tax payable		(5,569)
Catering deposit payable		(2,635)
Tips payable		(999)
Net cash used in operating activities		(1,049,724)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(8,103)
Net cash used in investing activities		(8,103)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible note payable		710,000
Repayment of loan payable		(137,513)
Proceeds from loan receivable		(50,000)
Repayment of equipment loans		(17,678)
Net cash provided by financing activities		504,809
NET DECREASE IN CASH		(553,018)
CASH, JANUARY 1, 2019		1,228,428
CASH, DECEMBER 31, 2019	$	675,410
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest	$	134,194

See accompanying notes and independent accountants' review report.

NOTE 1 – NATURE OF BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made.

Cash
For purposes of the statement of cash flows, the Company considers cash in banks, cash on hand and demand deposits as cash.

Receivables and allowance for doubtful accounts
As of December 31, 2019, there is no allowance for doubtful accounts, as the Company believes the credit card receivable is fully collectible. Additionally, the outside ordering receivable consists of outside food delivery services where the Company collects the monies due for each delivery order on a daily, weekly or bi-monthly basis and believe this to be fully collectible based on past collectability.

Inventory
Inventory is stated at the lower of cost or net realizable value, with cost determined in accordance with the first-in, first-out method and consists primarily of food items and paper supplies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leasehold improvements, property and equipment
Leasehold improvements, property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally include option periods that are reasonably assured, or the estimated useful lives of the assets. Upon retirement or disposal of asset, the accounts are relieved of cost and accumulated depreciation and any related gain or loss is reflected in the consolidated statement of operations. At least annually, the Company evaluates and adjusts, when necessary, the estimated useful lives of leasehold improvements, property and equipment. During the year ended December 31, 2019, management has determined there was no impairment of leasehold improvements, property or equipment.

Trademarks
The Company owns some trademarks and a related design and logo which are U.S. registered trademarks of Mighty Quinn's. Trademarks which have an indefinite useful life, are not subject to amortization, and are evaluated for impairment annually or more frequently if an event occurs or circumstances change that would indicate that impairment may exist. When evaluating trademarks for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that its trademarks are impaired. During the year ended December 31, 2019, there was no impairment to the Company's trademarks.

Intangible assets
The Company amortizes intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. During the year ended December 31, 2019, the Company has determined there was no impairment of intangible assets.

Management fees
In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company maintains sufficient cash reserves. If there are insufficient cash reserves to incur the Management Fees, such payments will be deferred until the Company has sufficient cash reserves.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and marketing costs
Advertising and marketing costs are expensed as incurred and are included in advertising and promotions in the consolidated statement of operations.

Restaurant pre-opening costs
Pre-opening costs, including rent, wages, benefits and travel for training and opening teams, food and other restaurant openings, are expensed as incurred prior to a restaurant opening for business, and are included in operating expenses on the consolidated statement of operations.

Recently adopted accounting pronouncements

ASC Topic 606 – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09. "Revenue from Contracts with Customers" ("ASU 2014-09"), creating Accounting Standards Codification ("ASC") Topic 606 ("ASC 606") – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition ("ASC 606"). ASC 606 provides that revenues are to be recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services. ASC 606 does not impact the Company's recognition of revenue Company operated restaurants as those sales are recognized on a cash basis at the time of sale and are presented net of sales tax and other sales related taxes. ASC 606 also will not change the recognition of royalties from restaurants operated by franchisees and brand development fund contributions, which are based on a percent of sales and recognized at the time the underlying sales occur. ASC 606 does change the timing in which the Company recognizes initial franchise and restaurant development fees from franchisees. The Company's accounting policy through December 31, 2018, was to recognize initial franchise and restaurant development fees when received, upon a new restaurant opening and at the start of a new franchise term, as these fees are non-refundable. Effective January 1, 2019, initial franchise and restaurant development fees have been recognized as the Company satisfies the performance obligation over the franchise term, which is generally 10 years. The Company adopted ASU 2014-09 on January 1, 2019 using the modified retrospective approach for all contracts not completed with a transition adjustment of $5,687 recognized as a decrease in members' equity.

Revenue recognition
The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by franchisees. Revenues from franchised restaurants include franchise, development area, royalty, conference attendance and technology fees, as well as, brand development fund contributions from franchisees. As a result, the Company is dependent on the strength of the restaurant industry and its ability to collect amounts owed on franchise agreements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company recognizes revenue at a point in time and over time for financial reporting purposes

Impacts on the consolidated financial statements

The following tables summarize the impacts of adopting the revenue recognition standard on the Company's consolidated financial statements as of and for the year ended December 31, 2019, as follows:

	As Reported	ASC 606 Adjustment	Balances Without Adoption
Balance sheet **As of December 31, 2019,**			
Deferred franchise and restaurant development fees	$ 210,713	$ 34,287	$ 245,000
Members' equity (deficit)	(296,232)	(39,974)	(336,206)
Statement of operations **for the year ended December 31, 2019**			
Franchise and restaurant development fees [a]	89,974	(39,974)	50,000
Statement of cash flows **for the year ended December 31, 2019**			
Cash flows from operating activities: Net loss	(3,231,543)	(39,974)	(3,271,517)
Adjustments to reconcile net loss to net cash used in operating activities: Increase (decrease) in operating liabilities:			
Deferred franchise and restaurant development fees	$ 105,026	$ 39,974	$ 145,000

[a] The adjustments for the year ended December 31,2019 include the reversal of franchise and restaurant development fees recognized over time under ASC 606.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Disaggregation of revenue

Revenue for the year ended December 31, 2019 is disaggregated by timing of revenue recognition, as follows:

Products transferred at a point in time	$ 17,969,951
Products transferred over time	40,493
Total revenue	$ 18,010,444

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers:

	January 1, 2019	December 31, 2019
Credit card receivable	$ 50,118	$ 42,903
Outside ordering receivable	142,613	122,172
Royalties receivable	20,069	5,100
Gift card payable	41,636	47,937
Catering deposit payable	13,721	11,085
Deferred franchise and restaurant development fees	$ 100,000	$ 210,713

Delivery

The Company offers customers delivery in certain locations. Delivery services are fulfilled by third-party service providers. In some cases, the Company makes delivery sales through Mightyquinnsbbq.com or the Mighty Quinn's Barbecue App (the "MQ Label Sales"). In other cases, the Company makes delivery sales through a non-Mighty Quinn owned channel, such as the delivery partner's website or app ("Marketplace Sales"). With respect to MQ Label Sales, the Company controls the delivery services and generally recognize revenue, including delivery fees, when the delivery partner transfers food to the customer. For these sales, the Company receives payments directly from the customer at the time of sale. With respect to Marketplace Sales, the Company generally recognizes revenue, excluding delivery fees, when control of the food is transferred to the delivery partner and the Company receives payment subsequent to the transfer of food. The payment terms with respect to Marketplace Sales are short-term in nature.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Catering
The Company offers catering services in certain locations. Deposits for catering events are deferred and revenue is recognized on the date the food is delivered to the customer.

Gift cards
The Company sells gift cards to customers in their restaurants. The gift cards sold to customers have no stated expiration dates and are subject to actual escheatment rights in the jurisdictions in which the Company operates. Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred.

Mighty Quinn's BBQ Rewards
Eligible customers who enroll in the program via the Mighty Quinn's Barbecue App can generally earn points for every dollar spent. After accumulating a certain number of points, the customer earns a reward that can be redeemed for a free meal. The Company may also periodically offer promotions, which provide the customer with the opportunity to earn bonus points, coupons or free food. Earned rewards generally expire 7 years after they are issued. The Company defers revenue associated with the estimated price of points earned by program members as each point is earned. The estimated selling price of each point earned is based on the estimated value of the product for which the reward is expected to be redeemed. The Company recognizes loyalty revenue when a customer redeems an earned reward.

Income taxes
The Company has been organized as a limited liability company and is not a taxpaying entity for federal or state income tax purposes. As such, income of the Company is taxed to the members on their respective tax returns. The Company must pay nonresident withholding tax on taxable income which is apportioned to the state of New Jersey on behalf of New Jersey nonresident members. These payments are reported as members' withdrawals on the consolidated statement of members' equity (deficit). The Company pays New York City Unincorporated Business Tax on its net income which is apportioned to New York City.

Deferred income taxes are provided to reflect the tax effect of timing differences between financial accounting depreciation and tax depreciation allowed by New York City, as well as, net operating losses which will reduce the future tax liability.

Under U.S. GAAP guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. U.S. GAAP requires the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company's management has not identified any uncertain tax positions that could lead to possible tax liability or penalty upon examination by a taxing authority. The Company has not accrued any tax-related interest or penalties. The Company's federal and state income tax returns for tax years 2016 and beyond remain subject to examination.

NOTE 3 – LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

As of December 31, 2019, leasehold improvements, property and equipment consist of the following:

			Estimated Useful Life
Leasehold improvements	$	5,402,776	10 – 15 years
Furniture and fixtures		1,380,043	7 years
Equipment		597,021	5 years
Vehicles		60,500	5 years
Computer software		17,403	3 years
		7,457,743	
Less: accumulated depreciation		(3,671,402)	
	$	3,786,341	

For the year ending December 31, 2019, depreciation expense was $777,812.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are stated at cost, net of accumulated amortization. Costs incurred in connection with debt financing are capitalized and charged to amortization expense over the terms of the related debt agreement using the straight-line method. Costs incurred in connection with obtaining liquor licenses are capitalized and charged to amortization expense over three years using the straight-line method.

NOTE 4 – INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2019, intangible assets consisted of the following:

		Estimated Useful Life
Financing fee	$ 28,900	10 years
Liquor licenses	4,686	2 - 3 years
	33,586	
Less: accumulated amortization	(10,348)	
	$ 23,238	

Amortization expense was $4,073 for the year ended December 31, 2019.

As of December 31, 2019, future estimated amortization expense for the years ending December 31, are as follows:

2020	$ 4,266
2021	3,702
2022	2,896
2023	2,786
2024	2,786
Thereafter	6,802
	$ 23,238

NOTE 5 – CONVERTIBLE NOTES

Convertible note receivable
On August 17, 2019, the Company purchased a convertible note (the "Convertible Note") and was recorded at the principal face amount of $50,000. The Convertible Note bore interest at 4% per annum and was scheduled to mature on August 17, 2020. The outstanding principal amount and accrued but unpaid interest included on the Convertible Note shall be paid in full or converted into shares of capital stock upon maturity unless converted earlier. See Note 13 for more information.

Convertible note payable
During the year ended December 31, 2019, the Company issued unsecured convertible notes (the "Unsecured Convertible Notes") up to an aggregate principal amount of $2,000,000 to investors pursuant to a note purchase agreement dated May 10, 2019 (the "Note Purchase Agreement"). The Unsecured Convertible Notes mature on December 31, 2021 (the "Maturity Date") and shall accrue interest at a rate equal to 10% per annum. The Company does have the right to prepay the amount

NOTE 5 – CONVERTIBLE NOTES (CONTINUED)

Convertible note payable (continued)

due on the Unsecured Convertible Notes prior to the maturity date unless written consent of the investor is obtained. During the year ended December 31, 2019 interest expense accrued on the Unsecured Convertible Notes was $45,712 and was included accounts payable and accrued expenses on the consolidated statement of operations.

If prior to the Maturity Date, the Company sells common membership interests, the outstanding principal and unpaid accrued interest on the Unsecured Convertible Notes shall convert if new funds raised equal or exceed $3,000,000, into the number of common membership interests of the Company issued in the next equity financing equal pursuant to certain terms. If the next equity financing does not occur prior to the Maturity Date, then at the election of the investor, the outstanding principal balance and all accrued and unpaid interest shall either convert into new class of common membership interests or be due and payable. See Note 13 for more information.

NOTE 6 – BANK LOANS AND CREDIT LINE

On November 6, 2017, the Company entered into a permanent fixed rate note (the "Bank Loan") with ConnectOne Bank (the "Lender") maturing November 6, 2027. The Company will make one hundred and twenty consecutive equal monthly payments of principal and interest.

Interest on the Bank Loan is fixed at 4.5% per annum. The outstanding principal balance of the Bank Loan is secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members. Borrowings under the Bank Loan were $2,432,173 as of December 31, 2019. For the year ending December 31, 2019, interest expense on the Bank Loan was $112,105.

The Company also has a $1,000,000 revolving line of credit (the "LOC") with the Lender and can be renewed annually. The LOC will mature on November 6, 2020. The Company is able to draw on the LOC to support working capital needs of Company-owned leased restaurant locations. Interest on the LOC is payable at a fixed rate of 4.75% and is paid monthly. Borrowings under the LOC were $400,000 as of December 31, 2019. For the year ending December 31, 2019, interest expense on the LOC was $16,896. The Company is subject to certain financial covenants pursuant to the Bank Loan and LOC.

On September 20, 2018, the Company entered into an equipment loan (the "Equipment Loan") to purchase restaurant equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. As of December 31, 2019, borrowings under the Equipment Loan were $46,655. During the year ended December 31, 2019 interest expense on the Equipment Loan was $4,681 .

NOTE 6 – BANK LOANS AND CREDIT LINE (CONTINUED)

On December 31, 2013, the Company entered into an automobile loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan is payable monthly and matured in December 2019. Interest on the Auto Loan was fixed at 3.9%. For the year ended December 31, 2019, interest expense on the Auto Loan was $177.

NOTE 7 – COMMITMENTS

The Company operates its restaurants on leased premises. Lease terms for traditional shopping center or building leases generally have terms of 10-15 years. Rent expense for the Company's leases, which generally have escalating rents over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and the rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense related to these leases was $2,623,745 for the year ended December 31, 2019. The deferred rent of $476,615 is included on the consolidated balance sheet as of December 31, 2019.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

During the year ended December 31, 2019, the Company cancelled a lease obligation for a new location and paid a lease termination fee of $150,000, which is included in the consolidated statement of operations.

As of December 31, 2019. minimum future payments under the lease term for the year ending December 31st are as follows:

2020	$	2,071,731
2021		2,117,336
2022		2,191,227
2023		2,256,016
2024		1,978,541
Thereafter		3,809,124
	$	14,423,975

On January 1, 2017 the Company entered into a sponsorship agreement with the New York Yankees Partnership (the "Yankee Agreement"). Per the terms of the Yankee Agreement, the Company will pay an annual sponsorship fee (the "Sponsorship Fee") in the amount of $15,000 on or before May 1st annually. The Yankee Agreement is scheduled to terminate on November 1, 2020.

NOTE 7 – COMMITMENTS (CONTINUED)

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. The Yankee Agreement also provides that advertisements will be made on behalf of the Company. At any time, the New York Yankees Partnership may cancel the Sponsorship Agreement with written notice.

NOTE 8 – RETIREMENT PLAN

On June 19, 2019, the Company established a 401(k)/profit sharing defined contribution plan (the "Plan") covering all eligible employees, effective January 1, 2019. The Plan enables eligible employees to contribute a percentage of their compensation up to the maximum allowable pursuant to the Internal Revenue Code. The Company may make discretionary profit-sharing and/or matching contributions for each dollar contributed by the individual within certain limits. For the year ended December 31, 2019, the Company did not make any discretionary profit sharing or matching contributions to the Plan.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS

Credit risk
The Company places its cash in accounts that are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Throughout the year, the bank balances may exceed the limit insured by the FDIC. At December 31, 2019 the Company had approximately $177,000 in excess of the FDIC insured limit.

Major vendor
The Company had one vendor that accounted for approximately 71% or $4,484,125 of the cost of sales for the year ended December 31, 2019. The Company expects to maintain the relationship with this vendor.

NOTE 10 – BENEFIT FOR INCOME TAXES

The benefit for income taxes consists of the following for the year ended December 31, 2019:

Current income tax expense:		
State	$	-
Local		-
Total current income tax expense		-
Deferred income tax expense:		
Local		(99,816)
Benefit for income taxes for the year ended		
December 31, 2019	$	(99,816)

NOTE 11 – LITIGATION

The Company is involved in claims and legal actions that arose in the ordinary course of business. Management records an accrual for legal contingencies when they determine that it is probable that the Company has incurred a liability and can reasonably estimate the amount of the loss. Although Management has recorded liabilities related to these claims and legal actions, the estimates used to determine the amount of these liabilities may not be accurate.

Hours and wages claim litigation

On November 20, 2018, plaintiffs, including current and former employees of the Company (the "Plaintiffs") filed a settlement communication claiming they were not paid appropriate wages for the hours worked. During the year ended December 31, 2019, Management along with their legal counsel, believe the Company has determined it is probable that the Company has incurred a liability equal to $835,000 related to this litigation and is included in accounts payable and accrued expenses on the consolidated balance sheet as of December 31, 2019. Management believes that it has incurred, and recorded in its books and records, the significant portion, if not all of the legal fees related to this litigation. See Note 13 for more information.

NOTE 12 – GOING CONCERN

The Company has incurred net losses and negative operating cashflows. For the year ended December 31, 2019, the Company recorded a net loss of $3,231,543 and used $1,049,724 of cash in operating activities. The Company has not yet established an ongoing source of revenue sufficient to cover their operating costs. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. The Company can give no assurances that any additional capital that it is able to obtain, if any, will be sufficient to meet the Company's needs, or that any such capital will be obtained on acceptable terms. If the Company is unable to obtain adequate capital, the Company may be required to reduce

NOTE 12 – GOING CONCERN (CONTINUED)

operating costs. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities should the Company be unable to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 13, 2020, the date of which these consolidated financial statements were available to be issued.

MSG sponsorship agreement
On January 16, 2020 the Company entered into a sponsorship agreement with MSG Sports & Entertainment, LLC for a total cost of $267,963 for two arena concession stands, commercial spots on a marquee, and social media posts.

Convertible note receivable
On February 7, 2020, the Company transferred the Convertible Note to a third party and received the principal face amount of $50,000.

Sale of restaurant location
On February 17, 2020 (the "Sale Date"), the Company sold a barbeque restaurant located at 899 Bergen Street, Brooklyn, NY 11238 to MQBK Bergen, LLC (the "Buyer") by executing an asset purchase agreement and entering into a franchise agreement with the Company. The Buyer shall operate as a franchisee of Mighty Quinn's. On the Sale Date, the Buyer paid cash of $138,407 and entered into a promissory note for $322,928 payable over 24 months and shall bear interest at a rate of six percent per annum.

Global pandemic
On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus ("COVID-19") a global pandemic. The COVID-19 outbreak is causing business disruption across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employee and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain. Additionally, the impact of the COVID-19 outbreak on the global financial markets may reduce the Company's ability to access capital, which could negatively impact the Company's short-term and long-term liquidity,

Management believes the Company's biggest fixed expenses are rent and labor. The Company has reduced their labor costs and expect rent deferment or abatements to be an ongoing conversation with the Company's landlords. The Company also has well-established digital channels like the

NOTE 13 – SUBSEQUENT EVENTS (CONTINUED)

Global pandemic (continued)

Mighty Quinn's Barbeque App, as well as, delivery sales via delivery partners websites or apps. Overall sales have decreased because all dining rooms have been ordered to close, but the transition to only take-out and delivery was rather orderly given these well-established digital channels. Additionally, Management believes its efforts to raise capital via the equity crowdfunding platform SeedInvest will help the Company emerge from the COVID-19 outbreak and continue operations. Management believes it is difficult to predict the overall outcome and impact of the COVID-19 outbreak at this point in time, but there is a risk of breaching the Company's financial covenants or unable to pay litigation claims as they become due. The negative impact of the Outbreak will depend on its duration and would suggest the existence of material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include adjustments that would result if the Company were unable to continue as a going concern.

Hours and wages claim litigation

As a result of COVID-19 outbreak, the New York State Unified Court System is closed and the duration of this closure is unknown at this time. The parties in this litigation matter have reached an understanding of the class-wide settlement on February 14, 2020, and was renegotiated on May 1, 2020 but is pending court approval.

Convertible note payable and crowd funding

The Company is offering securities which are accounted for as convertible notes under both regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is acting as the Company's exclusive placement agency and intermediary in connection with an offering of the Company's securities pursuant Sections 4(a)(2) and/or 4(a)(6) of the Securities Act of 1933, as amended to fund its working capital needs via the equity crowdfunding platform SeedInvest.

On February 21, 2020, the Note Purchase Agreement was amended to be included with the securities offerings by SI Securities, under similar terms via SeedInvest.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent events disclosed above.

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

MIGHTY QUINN'S HOLDING LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Members
Mighty Quinn's Holdings LLC and subsidiaries
New York, NY

We have reviewed the accompanying consolidated financial statements of Mighty Quinn's Holdings LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, members' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Perlson LLP

North Massapequa, NY
May 30, 2019

977 North Broadway ● North Massapequa, NY 11758 ● Ph: (516) 541-0022 ● Fax (516) 541-7760

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2018

Assets

Current assets

Cash and cash equivalents	$	1,220,381
Credit card receivables		50,118
Outside ordering receivables		142,613
Franchise fee receivables		20,069
Inventory		416,399
Prepaid expenses		196,082
Other assets		116,570
Total current assets		2,162,232

Property and equipment - net of accumulated depreciation of $2,893,590	4,556,050
Security deposits	485,122
Trademarks	63,719
Intangible assets - net of accumulated amortization of $6,275	24,770
Total assets	$ 7,291,893

Liabilities and members' equity

Current liabilties

Accounts payable and accrued expenses	628,659
Sales tax payable	116,848
Gift card payable	41,636
Tips payable	14,505
Catering deposit payable	13,721
Equipment loan payable, current portion	10,017
Auto loan payable, current portion	7,661
Bank loan payable, current portion	239,337
Line of credit	400,000
Total current liabilities	1,472,384

Bank loan payable, net of current portion	2,330,349
Deferred rent payable	401,507
Unearned franchise development fees	100,000
Equipment loan payable, net of current portion	46,655
Total liabilities	4,350,895
Members' equity	2,940,998
Total liabilities and members' equity	$ 7,291,893

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Net sales	$	18,173,851
Development fees		175,000
Franchise fees		93,375
Total revenues		18,442,226
Cost of sales		
Inventory - beginning		358,968
Purchases		6,896,199
Less: inventory - ending		(416,399)
Cost of sales		6,838,768
Gross profit		11,603,459
Operating expenses		
Salaries		5,274,969
Rent		2,647,344
Outside ordering and delivery fees		1,067,256
Depreciation and amortization		797,373
Management fees		602,219
Payroll taxes		571,443
Utilities		481,773
Restaurant supplies		451,641
Insurance		305,916
Repairs and maintenance		298,668
Credit card fees		282,971
Professional fees		275,368
Dues and subscriptions		218,523
Travel		141,185
Advertising and promotional		119,332
General and administrative		102,193
Disposal fees		83,917
Fees and permits		43,879
Outside services		25,019
Bank service charges		26,471
Meals and entertainment		13,069
Auto expense		12,083
Total operating expenses		13,842,610
Loss from operations		(2,239,151)
Interest income & other (expenses)		
Interest income		19,975
State taxes		(3,715)
Interest expense		(127,646)
Interest income and other (expenses), net		(111,387)
Net loss	$	(2,350,538)

See accompanying notes and independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - as of January 1	$	5,291,938
Net loss		(2,350,538)
Members' withdrawals		(403)
Balance - as of December 31	$	2,940,998

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities		
Net loss	$	(2,350,538)
Adjustments to reconcile net loss to net cash		
(Used in) provided by operating activities:		
Depreciation and amortization		797,373
Changes in operating assets and liabilities		
(Increase) decrease in operating assets		
Credit card receivables		56,943
Outside ordering receivables		(35,540)
Franchise fee receivables		(14,523)
Inventory		(57,431)
Prepaid expenses		18,734
Security deposits		(7,148)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		374,377
Unearned franchise development fees		(100,000)
Deferred rent		152,991
Gift card payable		7,203
Sales tax payable		4,471
Catering deposit		8,173
Tips payable		1,110
Net cash (used in) operating activities		(1,143,805)
Cash flows from investing activities		
Purchase of property and equipment		(309,010)
Net cash (used in) investing activities		(309,010)
Cash flows from financing activiies		
Proceeds from line of credit		400,000
(Repayment of) proceeds from loan payable		(205,998)
Proceeds from equipment loan		56,672
Repayment of auto loan		(8,047)
Members' withdrawals		(403)
Net cash provided by financing activities	$	242,225
Net (decrease) in cash		(1,210,590)
Cash and cash equivalents, beginning of year		2,430,970
Cash and cash equivalents, end of year	$	1,220,381
Supplemental cash flow disclosure:		
Cash paid during the year for interest	$	124,460

NOTE 1 – NATURE OF BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made.

Cash and cash equivalents
For financial statement purposes (including cash flows), the Company considers all highly liquid instruments purchases with an original maturity of three months or less to be cash equivalents.

Receivables and allowance for doubtful accounts
As of December 31, 2018, there is no allowance for doubtful accounts, as the Company believes the credit card receivables are fully collectible. Additionally, the outside ordering receivables consist of outside food delivery services where the Company collects the monies due for each delivery order on a bi-monthly basis and believe this to be fully collectible based on past collectability.

Inventory
Inventory consists of food and beverage held for sale and is reported at the lower of cost or market using the FIFO (first-in, first-out) method. Certain key ingredients (primarily chicken, beef, pork) are purchased from a small number of suppliers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to expenses as incurred. Depreciation of fixed assets is computed by the straight-line method over the assets' estimated lives ranging from three to twelve years. Leasehold improvements are amortized over the shorter of the lease term or the assets' useful lives. Upon sale or retirement of fixed assets, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recognition and measurement of a potential impairment loss is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is the amount by which the carrying value of an asset exceeds fair value. Fair value is determined based upon discounted cash flows or appraised values, depending upon the nature of the assets. During the year ended December 31, 2018, management has determined there was no impairment of the property or equipment.

Trademarks
The Company owns some marks and a related design and logo which are U.S. registered trademarks of Mighty Quinn's.

Intangible Assets
The Company amortizes intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.

Management Fees
In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

Advertising
Advertising costs are expensed as incurred and are included in the general and administrative expenses in the consolidated statement of operations. Advertising expenses amounted to $119,332 for the year ended December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue when goods are exchanged at the point of sale. The Company reports revenue net of sales and use taxes collected from customers and remitted to the government taxing authorities. In the event that deposits are accepted for catering events, revenue is recognized on the date when goods are delivered. When the Company sells promotional vouchers, revenue is recognized when the vouchers are redeemed.

The Company sells gift cards which do not have an expiration date and it does not charge deduct non-usage fees from outstanding gift cards when the gift card is redeemed by the customer.

The Company sells franchises and charges an initial development fee. The franchise agreements grant the franchisees exclusive right to use the system, know-how and trademarks within the area specified by the franchise agreement for renewable periods of 10 years so long as sales provisions listed in the agreements are met.

Income taxes

The Company has been organized as a limited liability company and is not a taxpaying entity for federal or state income tax purposes. As such, income of the Company is taxed to the members on their respective tax returns. The Company must pay nonresident withholding tax on taxable income which is apportioned to the state of New Jersey on behalf of New Jersey nonresident members. These payments are reported as members' withdrawals on the consolidated statement of members' equity. The Company has no deferred income tax assets or liabilities and there is no provision for income taxes in the statement of operations. The Company pays New York City Unincorporated Business Tax on its net income which is apportioned to New York City.

Under Accounting Standard of Codification ("ASC") 740, "*Income Taxes,*" guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. Generally accepted accounting principles require the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

Company's management has not identified any uncertain tax positions that could lead to possible tax liability or penalty upon examination by a taxing authority. The Company has not accrued any tax-related interest or penalties. The Company's Federal, New York State, New Jersey State and New York City income tax returns for the years 2015 and beyond remain subject to examination.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting standards to be adopted

ASC Topic 606 – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 and its subsequent amendments are effective for the annual reporting period beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures and have not elected to early adopt ASU 2014-09.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following, as of December 31, 2018:

			Estimated Useful Life
Leasehold improvements	$	5,397,181	10 – 15 years
Furniture and fixtures		1,380,043	7 years
Equipment		597,021	5 years
Vehicles		60,500	5 years
Computer software		14,895	3 years
	$	7,449,640	
Less: accumulated depreciation		(2,893,590)	
	$	4,556,050	

For the year ending December 31, 2018, depreciation expense was $793,651.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are stated at cost, net of accumulated amortization. Costs incurred in connection with debt financing are capitalized and charged to amortization expense over the terms of the related debt agreement using the straight-line method. Costs incurred in connection with obtaining liquor

NOTE 4 – INTANGIBLE ASSETS (CONTINUED)

licenses are capitalized and charged to amortization expense over three years using the straight-line method.

As of December 31, 2018, intangible assets consisted of the following:

		Estimated Useful Life
Financing fee	$ 28,900	10 years
Liquor licenses	2,145	3 years
	31,045	
Less: accumulated amortization	(6,275)	
	$ 24,770	

Amortization expense was $3,722 for the year ended December 31, 2018.

As of December 31, 2018, future estimated amortization expense for the years ending December 31, are as follows:

2019	$ 3,665
2020	3,161
2021	2,786
2022	2,786
2023	2,786
Thereafter	9,588
	$ 24,770

NOTE 5 – LOANS AND CREDIT LINE

On July 30, 2015 the Company entered into a $3,000,000 line of credit (the "Credit Line") with ConnectOne Bank (the "Lender"). The Company was initially able draw against the Credit Line until September 1, 2017. The period was then extended to November 6, 2017 (the "Draw Period"). During the Draw Period the Company was not required to make principal payments and paid interest monthly, in arrears, at the prime rate. On November 6, 2017, at the end of the Draw Period, the outstanding principal balance converted to a permanent fixed rate note (the "Bank Loan") maturing November 6, 2027. The Company will make one hundred and twenty consecutive equal monthly payments of principal and interest.

Interest on the Bank Loan is fixed at 4.5% per annum. The outstanding principal balance of the Bank Loan is secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members. Borrowings under the Bank Loan were $2,569,686 as of December 31, 2018. For the year ending December 31, 2018, interest expense on the Bank Loan was $122,039.

NOTE 5 – LOANS AND CREDIT LINE (CONTINUED)

Additionally, on November 6, 2017, the Company entered into a $1,000,000 revolving line of credit (the "Revolving Credit Line") with the Lender and can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 4.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $400,000 as of December 31, 2018. For the year ending December 31, 2018, interest expense on the Revolving Line of Credit was $3,400.

The Company is subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line. The Company did not meet these covenants during the year ending December 31, 2018. See Note 8.

On September 20, 2018, the Company entered into an equipment loan (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $56,672 as of December 31, 2018 and interest expense on expense on the Equipment Loan was $1,737 for the year then ended.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan is payable monthly and will mature in December 2019. Borrowings under the Auto Loan were $7,661 as of December 31, 2018. Interest on the Auto Loan is fixed at 3.9%. For the year ended December 31, 2018, interest expense on the Auto Loan was $470.

NOTE 6 – COMMITMENTS

The Company operates its restaurants on leased premises. Lease terms for traditional shopping center or building leases generally have terms of 10-15 years. Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and the rent paid is recorded as deferred rent payable in the consolidated balance sheet. Rent expense related to these leases was $2,633,770 for the year ended December 31, 2018. The deferred rent payable of $401,507 was included on the consolidated balance sheet as of December 31, 2018.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

NOTE 6 – COMMITMENTS (CONTINUED)

As of December 31, 2018, minimum future payments under the lease term for the years ending December 31st are as follows:

2019	$	2,113,925
2020		2,165,419
2021		2,213,819
2022		2,293,764
2023		2,364,729
Thereafter		6,312,725
	$	17,464,382

On January 1, 2017 the Company entered into a sponsorship agreement (the "Sponsorship Agreement") with a partnership (the "partnership"). Per the terms of the Sponsorship Agreement, the Company will pay an annual sponsorship fee (the "Sponsorship Fee") in the amount of $15,000 on or before May 1st annually and will mature on November 1, 2020.

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. The Sponsorship Agreement also includes that advertisements will be made on behalf of the Company. At any time, the Partnership may cancel the Sponsorship Agreement with certain notice in writing.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS

CREDIT RISK
The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. The Company believes no significant concentration of credit risk exists with respect to its cash and cash equivalents. From time to time, cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000 per depositor, per insured bank, for each ownership category.

As of December 31, 2018, the amounts in excess of the FDIC limit were approximately $250,000. The Company believes there is minimal credit risk relative to its cash and cash equivalents.

MAJOR VENDOR
The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December 31, 2018. The Company expects to maintain the relationship with this vendor.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS (CONTINUED)

As of December 31, 2018, the Company has not experienced any losses resulting from these concentrations, respectively.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 30, 2019, the date of which these consolidated financial statements were available to be issued.

The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018. On May 15, 2019 the Lender issued a one-time waiver for failing to meet the covenants during the year ended December 31, 2018.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent event disclosed above.